

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2012

<u>Via E-mail</u>
William Tay
President and Chief Executive Officer
Artemis Acquisition Corp.
2000 Hamilton Street #943
Philadelphia, PA 19130

> **Re:   Artemis Acquisition Corp.**
> **Form 10**
> **Filed April 30, 2012**
> **File No. 000-54678**
>
> **Hyperion Acquisition Corp.**
> **File No. 000-54679**
>
> **Kronos Ventures Corp.**
> **File No. 000-54680**
>
> **Neptune Acquisition Corp.**
> **File No. 000-54681**
>
> **Oceanus Acquisition Corp.**
> **File No. 000-54682**
>
> **Pacific Quest Ventures Corp.**
> **File No. 000-54683**

Dear Mr. Tay,

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief